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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MOTOROLA, INC.
(Name of Subject Company (Issuer))

Delaware (State or other jurisdiction of incorporation)	36-1115800 (I.R.S. Employer Identification No.)

MOTOROLA, INC.
1303 East Algonquin Road
Schaumburg, Illinois 60196
(847) 576-5000
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon-Subordinated)
(Title of Class of Securities)

620076 AJ8
(CUSIP Number of Class of Securities)

Garth L. Milne Senior Vice President and Treasurer Motorola, Inc. 1303 East Algonquin Road Schaumburg, Illinois 60196 (847) 576-5000	Jeffrey A. Brown Senior Corporate Counsel Motorola, Inc. 1303 East Algonquin Road Schaumburg, Illinois 60196 (847) 576-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Oscar A. David
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*: $81,907,626	Amount of Filing Fee**: $6,626

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option ™ Notes due September 27, 2013 (Zero Coupon-Subordinated), as described herein, is $799.52 per $1,000 principal amount at maturity outstanding. As of August 29, 2003, there was approximately $102,446,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $81,907,626.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,626	Filing Party: Motorola, Inc.
Form or Registration No.: 005-12770	Date Filed: August 29, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        Motorola, Inc., a Delaware corporation (the "Company"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on August 29, 2003 (the "Schedule TO"), with respect to the offer by the Company to purchase, at the option of the holder (the "Put Option"), the Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon-Subordinated) issued by the Company on September 27, 1993 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated August 29, 2003 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials"). The Securities were issued pursuant to an Indenture, dated as of September 1, 1993 (the "Indenture"), between the Company and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States of America ("Trustee").

        The Put Option will expire at 5:00 p.m., New York City time, on Monday, September 29, 2003. This Schedule TO, as amended, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

Item 1. Summary Term Sheet.

        Item 1 of the Schedule TO is hereby amended and supplemented as follows:

        The paragraph appearing under the subheading "Until what time can I withdraw previously surrendered Securities?" in the "Summary Term Sheet" section on page 2 of the Company Notice is hereby amended and restated in its entirety as follows:

        "You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the Purchase Date. You may also withdraw tendered Securities if the Company has not yet accepted them for payment after 12:00 midnight, New York City time, on Tuesday, October 28, 2003, the expiration of 40 business days from the date of this Company Notice. (Pages 7-8)"

        The paragraph appearing under the subheading "How do I withdraw previously surrendered Securities?" in the "Summary Term Sheet" section on page 2 of the Company Notice is hereby amended and restated in its entirety as follows:

        "To withdraw previously surrendered Securities, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on the Purchase Date or as otherwise set forth below."

Item 2. Subject Company Information.

        The Company is the issuer of the Securities and is offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the related Option Materials. The Securities are convertible into shares of common stock, par value $3 per share, of the Company. The Company maintains its registered and principal executive offices at 1303 Algonquin Road, Schaumburg, Illinois 60196. The telephone number there is (847) 576-5000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO.

        Item 2 of the Schedule TO is hereby amended and supplemented as follows:

        The first paragraph of Subsection 2.4—"Market for the Securities and Motorola Common Stock" on page 5 of the Company Notice is hereby amended and restated in its entirety as follows:

        "There is no established reporting system or trading market for trading in the Securities and therefore no principal trading market. The Securities are traded on an individual transaction basis, to the extent they are traded. Prices of the Securities in any such individual transactions may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company's operating results and the market for similar securities. The Securities are held through the Depository Trust Company ("DTC"). As of August 29, 2003, there was approximately $102.5 million aggregate principal amount at maturity of Securities outstanding and DTC was and is the sole record holder of the Securities."

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented as follows:

        The sixth paragraph on the cover page of the Company Notice is hereby amended and restated in its entirety as follows:

        "Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date and, unless already accepted by the Company for payment pursuant to the Option Materials, may be withdrawn at any time after 12:00 midnight, New York City time, on Tuesday, October 28, 2003 (the date which is 40 business days after the date of this Company Notice), by means of a written notice of withdrawal delivered to the office of the Paying Agent, specifying: (i) the certificate number of the Securities with respect to which such notice of withdrawal is being submitted; (ii) the Principal Amount of the Securities with respect to which such notice of withdrawal is being submitted; and (iii) the Principal Amount, if any, of such Securities which remain subject to the original Purchase Notice, and which have been or will be delivered for purchase by the Company."

        The following sentence is hereby added after the first sentence of the second paragraph of Subsection 2.1—"The Company's Obligation to Purchase the Securities; Purpose of the Transaction" on page 4 of the Company Notice:

        "The Company will not extend the period Holders have to exercise the Put Option."

        The second sentence of the first paragraph of Subsection 2.2—"Purchase Price" on page 4 of the Company Notice is hereby amended and restated in its entirety as follows:

        "The Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase and not validly withdrawn."

        The second sentence of the second paragraph of Subsection 2.3—"Conversion Rights of the Securities" on page 5 of the Company Notice is hereby amended and restated in its entirety as follows:

        "Any Securities as to which a Purchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Purchase Notice has been validly withdrawn, as described in Section 4 hereto."

        The first sentence of the first paragraph of Section 3—"Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase" on page 6 of the Company Notice is hereby amended and restated in its entirety as follows:

        "Holders will not be entitled to receive the Purchase Price for their Securities unless they validly surrender (and do not validly withdraw as described in Section 4 hereto) the Securities on or before 5:00 p.m., New York City time, on the Purchase Date."

        The following sentence is hereby added after the first sentence of the first paragraph of Section 4—"Right of Withdrawal" on page 7 of the Company Notice:

        "You may also withdraw tendered Securities if the Company has not yet accepted them for payment after 12:00 p.m., New York City time, on Tuesday, October 28, 2003, the expiration of 40 business days from the date of commencement of this offer."

        The first paragraph of Section 5—"Payment for Surrendered Securities" on page 8 of the Company Notice is hereby amended and restated in its entirety as follows:

        "We will promptly forward to the Paying Agent, prior to 11:00 a.m., New York City time, on September 30, 2003, the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to each Holder that has validly delivered its Securities (and not validly withdrawn such delivery as described in Section 4 hereto)."

        The first paragraph on page 1 of the Purchase Notice is hereby amended and restated in its entirety as follows:

        "This Purchase Notice relates to the purchase of Liquid Yield Option™ notes due September 27, 2013 (Zero Coupon-Subordinated) (the "Securities") of Motorola, Inc., a Delaware corporation (the "Company" or "Motorola"), at the option of the holder thereof, pursuant to the terms and conditions specified in paragraph 6 of the Securities and as set forth in the Company Notice, dated August 29, 2003 (the "Company Notice"), and the Indenture, dated as of September 1, 1993 (the "Indenture"), between the Company and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States of America (the "Paying Agent")."

        The second sentence of the second paragraph on page 1 of the Purchase Notice is hereby amended and restated in its entirety as follows:

        "Holders of Securities (the "Holders") must validly surrender Securities for purchase (and not have validly withdrawn such Securities) prior to 5:00 p.m., New York City time, on the Purchase Date, in order to receive $799.52 per $1,000 principal amount at maturity of Securities (the "$1,000 principal amount")."

        The third sentence of the second paragraph on page 1 of the Purchase Notice is hereby amended and restated in its entirety as follows:

        "Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date and, unless already accepted for payment by the Company pursuant to the Company Notice, may be withdrawn at any time after 12:00 midnight, New York City time, on Tuesday, October 28, 2003 (the date that is 40 business days after the date of the Company Notice)."

        Subsection (b) of the third paragraph on page 3 of the Purchase Notice is hereby amended and restated in its entirety as follows:

        "when and to the extent the Company accepts such Securities for payment, the Company will acquire good, marketable, and unencumbered title to them, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements or other obligations relating to their surrender or transfer, and not subject to any adverse claim; and"

        Subsection (c) of the third paragraph on page 3 of the Purchase Notice is hereby amended and restated in its entirety as follows:

        "on request, the undersigned will execute and deliver any additional documents that the Paying Agent or the Company deems necessary or desirable to complete the surrender of the Securities for purchase hereby and accepted for payment."

        Subsection (d) of the third paragraph on page 3 of the Purchase Notice is hereby deleted in its entirety. The Company will disregard any attestation from security holders pursuant to the previous subsection (d) to the extent the Company receives any executed Purchase Notices from any security holders in connection with the Put Option.

        The first sentence of the first paragraph on page 4 of the Purchase Notice is hereby amended and restated in its entirety as follows:

        "The undersigned understands that all Securities properly surrendered for purchase (and not validly withdrawn) prior to 5:00 p.m., New York City time, on the first Business Day on or after September 27, 2003, which is Monday, September 29, 2003 (the "Purchase Date"), will be purchased at the Purchase Price, in cash, upon the terms and conditions specified in the Indenture, paragraph 6 of the Securities and as set forth in the Company Notice."

        The following paragraph is hereby added after the first paragraph on page 4 of the Purchase Notice:

        "The undersigned understands that the tender of the Securities may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date, and at any time after 12:00 midnight, New York City time, on Tuesday, October 28, 2003, unless the Company has already accepted the Securities so tendered for payment, but the Purchase Price shall not be payable in respect of Securities so withdrawn."

        The following sentence is hereby added after the first sentence in Section 10— "Withdrawal Right" on page 10 of the Purchase Notice:

        "You may also withdraw previously surrendered Securities if the Company has not yet accepted them for payment after 5:00 p.m., New York City time, on Tuesday, October 28, 2003, the expiration of 40 Business Days from the date of the Company Notice."

        The following sentence is hereby added before the last sentence of the first paragraph of the Notice of Withdrawal:

        "SECURITIES SURRENDERED FOR PURCHASE MAY ALSO BE WITHDRAWN IF THE COMPANY HAS NOT YET ACCEPTED THEM FOR PAYMENT AFTER 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, OCTOBER 28, 2003."

Item 10. Financial Statements.

        (a)   Pursuant to Instruction 2 in Item 10 to Schedule TO, the Company believes that its financial condition is not material to a holder's decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Put Option is not subject to any financing conditions, the Put Option applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

        (b)   Not applicable.

Item 11. Additional Information.

        (a)   Not applicable.

        (b)   Not applicable.

Item 12. Exhibits.

(a)(1)(A)*	Company Notice to Holders of Motorola, Inc. Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon- Subordinated), dated August 29, 2003.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(1)(D)*	Form W-9.
(a)(5)(A)*	Press Release issued by Motorola, Inc. on August 29, 2003.
(b)	Not applicable.
(d)	Indenture, dated as of September 1, 1993, between Motorola, Inc. and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States of America, incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-3 (File No. 33-50207), as filed with the Securities and Exchange Commission on September 10, 1993.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3.

        (a)   Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA, INC.

	By:	/s/ GARTH L. MILNE Garth L. Milne Senior Vice President and Treasurer
Dated: September 12, 2003

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Company Notice to Holders of Motorola, Inc. Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon-Subordinated), dated August 29, 2003.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(1)(D)*	Form W-9.
(a)(5)(A)*	Press Release issued by Motorola, Inc. on August 29, 2003.
(b)	Not applicable.
(d)	Indenture, dated as of September 1, 1993, between Motorola, Inc. and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States of America, incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-3 (File No. 33-50207), as filed with the Securities and Exchange Commission on September 10, 1993.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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INTRODUCTORY STATEMENT
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 4. Terms of the Transaction.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX